Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: (819) 363-5100
404 Marie-Victorin Blvd., P.O. Box 30	Fax: (819) 363-5155
Kingsey Falls	www.cascades.com
(Québec) Canada J0A 1B0

Cascades Acquires certain assets of Simkins Industries

Kingsey Falls, Québec, April 25, 2006 - Cascades Inc. (CAS-TSX) announces that it has acquired certain of the assets of the paperboard division of Simkins Industries located in Ridgefield, New Jersey and in New Haven, Connecticut, for $US 12.5 million. The board mill located in Ridgefield, New Jersey will be closed within a short period of time while the mill in New Haven will continue to operate during a transition period the duration of which has yet to be finalized.

Concurrently with the purchase of these assets, Cascades and Simkins entered into a multi-year Supply Agreement for the supply of recycled coated boxboard to Simkins’ folding carton plants. Simkins remains committed to growing its Specialty Papers and Folding Carton Divisions, and continuing to meet its customers needs.

Commenting the transaction, Mr. Alain Lemaire, President and CEO of Cascades stated : “We are pleased to announce this transaction which fits very well with our strategy of optimizing our North-American boxboard operations and also should over time, lead towards better overall efficiencies and operating rates for our mills. We will make every effort to meet the requirements of our new customers by enabling them in particular to benefit from our expertise in the manufacturing of boxboard.”

Founded in 1964, Cascades produces, transforms and markets packaging products, tissue paper and fine papers, composed mainly of recycled fibres. Cascades employs nearly 14,300 men and women who work in some 120 modern and flexible production units located in North America, in Europe and in Asia. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its clients and thus offer superior performance to its shareholders. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS

Simkins Industries is a privately-owned integrated company which manufactures boxboard made of 100% recycled fibres, quality folding cartons and specialty papers. This family business has worked in the sector for more than 100 years.

Information :	Source :

Mr. Stéphane Mailhot	Mr. Eric Laflamme
Corporate Director, Communications	President and COO
Cascades Inc.	North America
(819)363-5161	Cascades Boxboard Group

Mr. Marc Jasmin, CMA
Director, Investor Relations
Cascades Inc.
(514) 282-2681